Afya Limited Announces Medical Seats Increase in FIP Guanambi

Nova Lima, Brazil, January 24, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi), in the city of Guanambi, located in the state of Bahia, which will result in an additional payment of R$49,6 million.

With the authorization, Afya reaches 100 medical seats on this campus, and 3,203 total approved seats.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited